Exhibit 99.1

MEDIA RELEASE

SMART to Announce Second Quarter Results

Q2 Results for Fiscal 2014 to be Released After Close of Markets November 7, 2013

Calgary, Alberta — October 24, 2013 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced that it will report financial results for its second quarter ended September 30, 2013 after the financial markets close in the United States and Canada on Thursday, November 7, 2013.

In conjunction with this announcement, SMART will host a conference call on Thursday, November 7, 2013 at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #89575511. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through November 17, 2013, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 89575511.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use.

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For more information, please contact:

Investor contact

Investor Relations

SMART Technologies Inc.

+ 1.877.320.2241

ir@smarttech.com

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407.5088

MarinaGeronazzo@smarttech.com

© 2013 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.